Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
June 30, 2015 and 2014

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	June 30, 2015 $	December 31, 2014 $
Assets
Current assets
Cash and cash equivalents	3	30,018,217	14,152,825
Short-term investments	3	2,060,977	2,031,685
Accounts receivable		61,261	191,751
Prepaid expenses		581,468	291,553
Total current assets		32,721,923	16,667,814
Non-current assets
Property and equipment		467,690	525,376
Total non-current assets		467,690	525,376

Total assets		33,189,613	17,193,190
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,058,476	3,373,997
Total current liabilities		3,058,476	3,373,997
Commitments	7
Shareholders’ equity
Share capital Authorized: unlimited Issued:
June 30, 2015 – 117,710,372
December 31, 2014 - 93,512,494	4	261,015,977	237,657,056
Contributed surplus	4, 5	26,019,074	25,848,429
Accumulated other comprehensive loss		464,517	280,043
Accumulated deficit		(257,368,431)	(249,966,335)
Total shareholders’ equity		30,131,137	13,819,193
Total liabilities and equity		33,189,613	17,193,190
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $
Expenses
Research and development	5, 11, 12	2,471,554	3,555,055	4,897,093	7,733,389
Operating	5, 11, 12	1,422,055	1,209,815	2,604,789	2,601,069
Operating (loss)		(3,893,609)	(4,764,870)	(7,501,882)	(10,334,458)
Interest income		44,122	50,253	100,557	138,240
Loss before income taxes		(3,849,487)	(4,714,617)	(7,401,325)	(10,196,218)
Income tax		(771)	(3,546)	(771)	(7,396)
Net (loss)		(3,850,258)	(4,718,163)	(7,402,096)	(10,203,614)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		(41,117)	26,675	184,474	7,981
Net comprehensive (loss)		(3,891,375)	(4,691,488)	(7,217,622)	(10,195,633)
Basic and diluted (loss) per common share	6	(0.03)	(0.05)	(0.07)	(0.12)
Weighted average number of shares (basic and diluted)		114,549,532	86,581,854	107,095,007	85,869,008
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and comprehensive loss	—	—	—	7,981	(10,203,614)	(10,195,633)
Issued, pursuant to Share Purchase Agreement	3,691,150	—	—	—	—	3,691,150
Expired warrants	—	376,892	(376,892)	—	—	—

Share based compensation	—	670,602	—	—	—	670,602
As at June 30, 2014	232,303,714	25,538,706	—	87,679	(241,550,614)	16,379,485

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2014	237,657,056	25,848,429	—	280,043	(249,966,335)	13,819,193

Net loss and comprehensive loss	—	—	—	184,474	(7,402,096)	(7,217,622)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	—	4,305,396
Issued, pursuant to "At the Market" Agreement	19,053,525	—	—	—	—	19,053,525

Share based compensation	—	170,645	—	—	—	170,645
As at June 30, 2015	261,015,977	26,019,074	—	464,517	(257,368,431)	30,131,137
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $

Operating Activities
Net loss for the period		(3,850,258)	(4,718,163)	(7,402,096)	(10,203,614)
Amortization - property and equipment		44,852	38,512	89,982	78,169
Share based compensation	5, 11	55,675	366,005	170,645	670,602
Unrealized foreign exchange loss (gain)		1,634	(74,059)	(303,522)	(49,989)
Net change in non-cash working capital	10	(1,370,187)	(1,392,530)	(420,482)	(2,439,481)
Cash used in operating activities		(5,118,284)	(5,780,235)	(7,865,473)	(11,944,313)
Investing Activities
Acquisition of property and equipment		(17,657)	(1,239)	(29,597)	(17,219)
Purchase of short-term investments		—	—	(29,292)	(30,041)
Cash used in investing activities		(17,657)	(1,239)	(58,889)	(47,260)
Financing Activities
Proceeds from exercise of stock options and warrants		—	—	—	—
Proceeds from Share Purchase Agreement		2,379,800	2,502,708	4,305,396	3,691,150
Proceeds from "At the Market" equity distribution agreement		4,416,607	—	19,053,525	—
Cash provided by financing activities		6,796,407	2,502,708	23,358,921	3,691,150
Increase (decrease) in cash		1,660,466	(3,278,766)	15,434,559	(8,300,423)
Cash and cash equivalents, beginning of period		28,578,023	20,155,907	14,152,825	25,220,328
Impact of foreign exchange on cash and cash equivalents		(220,272)	3,589	430,833	(39,175)
Cash and cash equivalents, end of period		30,018,217	16,880,730	30,018,217	16,880,730
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended June 30, 2015, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on August 5, 2015. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at June 30, 2015 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2014. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2014.
Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $27,713,580 (December 31, 2014 - $7,620,520).  The current annual interest rate earned on these deposits is 0.74% (December 31, 2014 – 1.38%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
June 30, 2015
Short-term investments	2,060,977	2,060,977	—	2,060,977	2,060,977	1.35%
December 31, 2014
Short-term investments	2,031,685	2,031,685	—	2,031,685	2,031,685	1.44%

Fair value is determined by using published market prices provided by our investment advisor.

Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2013	84,803,818	228,612,564	303,945	376,892
Issued pursuant to Share Purchase Agreement(a)	7,037,216	8,861,652	—	—
Issued pursuant to "At the Market" sales agreement(b)	1,671,460	1,468,668	—	—
Expiry of warrants	—	—	(303,945)	(376,892)
Share issue costs	—	(1,285,828)	—	—
Balance, December 31, 2014	93,512,494	237,657,056	—	—
Issued pursuant to Share Purchase Agreement(a)	5,778,674	4,371,688	—	—
Issued pursuant to "At the Market" equity distribution agreement(b)	18,419,204	19,720,713	—	—
Share issue costs	—	(733,480)	—	—
Balance, June 30, 2015	117,710,372	261,015,977	—	—

(a)
On February 27, 2014, we entered into a share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26,000,000 of common stock. Subject to the terms and conditions of the Share Purchase Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Share Purchase Agreement at any time at our sole discretion without any monetary cost or penalty. Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC valued at fair value of US$455,000. An additional 292,793 common shares will be issued on a pro rata basis under the terms of the Share Purchase Agreement as an additional commitment fee.

On October 20, 2014 we announced that we had reached an agreement on amendments to the Share Purchase Agreement. The specific amendments include allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may be sold to LPC at certain price levels and changes to the way the number of Commitment Shares issuable are calculated. In consideration of the amendments

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

to the Agreement, the Company issued 146,397 shares of Common Stock to LPC. All other terms and conditions of the Agreement remain in force without amendment.

During 2015, under the terms of the Share Purchase Agreement, we issued 5,700,000 common shares (2014 - 2,400,962 common shares) for net proceeds of approximately US$3.5 million (2014 - US$3.4 million). As well in 2015, we issued 78,674 commitment shares (2014 - 332,617 commitment shares) with a fair value of US$50,024 (2014 - US$514,627). The commitment shares have been recorded as additional share issue costs. As at June 30, 2015, there was US$15.1 million still available for sale under the terms of the Share Purchase Agreement.

(b)
On October 24, 2014, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Canaccord Genuity Inc. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2015, we issued 18,419,204 (2014 - nil common shares) common shares for net proceeds of approximately US$15.2 million (2014 - US$nil). As at June 30, 2015, there was US$3.0 million still available for sale under the terms of the ATM.

Note 5: Share Based Payments

Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at June 30:

	2015		2014
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,446,394	3.19	5,918,678	4.31
Granted during the period	100,000	0.8	300,000	1.61
Expired during the period	(15,000)	1.59	(230,834)	7.74
Forfeited during the period	—	—	—	—
Exercised during the period	—	—	—	—
Outstanding, end of the period	5,531,394	3.16	5,987,844	3.49
Options exercisable, end of the period	5,381,394	3.19	4,922,177	3.86
The following table summarizes information about the stock options outstanding and exercisable at June 30, 2015:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.72 - $1.08	295,000	9.6	0.75	295,000	0.75
$1.45 - $2.37	2,421,894	7.0	1.85	2,271,894	1.86
$2.70 - $3.89	1,269,500	4.8	3.59	1,269,500	3.59
$4.00 - $5.92	882,500	6.3	4.23	882,500	4.23
$6.72 - $9.76	662,500	4.9	6.72	662,500	6.72
	5,531,394	6.3	3.16	5,381,394	3.19

Non-exercisable options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions. We have reserved 7,382,208 common shares for issuance relating to outstanding stock options.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

Share based payment expense of $55,675 and $170,645 for the three and six month periods ending June 30, 2015, respectively, relates to the vesting of options previously granted to employees and directors (2014 - $366,005 and $670,602, respectively).
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2015	2014

Risk-free interest rate	0.64%	1.1%
Expected hold period to exercise	2.0 years	3.2 years
Volatility in the price of the Company's shares	103%	60.78%
Rate of forfeiture	2.5%	2.5%
Dividend yield	Nil	Nil
Weighted average fair value of options	$0.43	$1.61

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 6: Loss Per Common Share

Loss per common share is calculated using the net loss for the three and six month periods and the weighted average number of common shares outstanding for the three and six month periods ending June 30, 2015 of 114,549,532 and 107,095,007, respectively (June 30, 2014 of 86,581,854 and 85,869,008, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 7: Commitments

We are committed to payments totaling $3,574,000 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
2015	91,706
2016	142,817
2017	42,992
277,515

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

Note 8: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	June 30, 2015 $	December 31, 2014 $
Cash and cash equivalents	30,018,217	14,152,825
Short-term investments	2,060,977	2,031,685
Shareholders’ equity	30,131,137	13,819,193

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

In 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on September 1, 2016.

Our Base Shelf allowed us to enter into our Share Purchase Agreement and our ATM equity distribution agreement (see Note 4). We use these two equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to regularly raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2015.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at June 30, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss for the six month period ending June 30, 2015 by approximately $83,580.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2015 by approximately $21,648. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2015 by approximately $18,726.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2015 are as follows:

	U.S. Dollars $	British Pounds £	Euro €
Cash and cash equivalents	10,960,359	66,291	14,328
Accounts payable	(229,710)	(30,688)	—
	10,730,649	35,603	14,328

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $
Change in:
Accounts receivable	(15,555)	(10,884)	130,490	51,462
Prepaid expenses	(316,760)	(313,736)	(289,915)	(247,795)
Accounts payable and accrued liabilities	(1,216,039)	(1,166,347)	(315,521)	(2,341,585)
Non-cash impact of foreign exchange	178,167	98,437	54,464	98,437
Change in non-cash working capital related to operating activities	(1,370,187)	(1,392,530)	(420,482)	(2,439,481)

Other Cash Flow Disclosures

	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $
Cash interest received	44,122	50,253	100,557	138,240
Cash taxes paid	771	3,546	771	7,396

Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2015

	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	99,081	15,914	327,261	271,942
Unrealized non-cash foreign exchange loss (gain)	42,105	(35,192)	(485,297)	(59,262)
Non-cash share based payments	7,086	197,627	83,056	405,397

Included in operating expenses:
Amortization of property and equipment	44,852	38,512	89,982	78,169
Non-cash share based payments	48,589	168,378	87,589	265,205
Office minimum lease payments	45,352	23,722	91,706	47,444

Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $
Short-term employee benefits	665,564	641,600	1,320,100	1,269,007
Share-based payments	48,588	398,835	153,425	609,797
	714,152	1,040,435	1,473,525	1,878,804